Exhibit 99.1

Marathon Partners Equity Management, LLC One Grand Central Place 60 East 42nd Street, Suite 2306 New York, New York 10165

February 26, 2015
Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, CA 94065
Attn:       Philip A. Marineau
Chairman of the Board of Directors

Cc:	Board of Directors

Dear Phil,

Marathon Partners Equity Management, LLC, together with its affiliates (“Marathon Partners”), currently owns approximately 5.45% of the outstanding shares of common stock of Shutterfly, Inc. (“Shutterfly” or the “Company”), making us one of the Company’s largest stockholders.  Under separate cover, we have delivered a formal notice of our nomination of a slate of three director candidates, including myself and two highly qualified independent nominees, Marwan Fawaz and Thomas D. Hughes, for election to the Board of Directors of Shutterfly (the “Board”) at the 2015 Annual Meeting of Stockholders.

As you know, we have been active and supportive stockholders of Shutterfly for almost seven years.  Over the past year and a half, we have tried to engage constructively with you and members of the management team and Board to discuss our views and concerns regarding the direction of the Company as well as opportunities to create value for Shutterfly stockholders.  We have become increasingly frustrated with Shutterfly’s executive compensation plan, capital allocation and M&A strategy, as well as various aspects of the Company’s operating performance.  While we had intended to keep our dialogue private, we have become very discouraged by the Company’s failure to substantively address these important issues in a timely manner.  We now believe that Board representation is the clearest path to addressing these concerns as opposed to continued private dialogue with members of management and the Board.  Our director nominees, whose bios are included below, are uniquely qualified to act as agents for change on behalf of all Shutterfly stockholders.  We believe a greater sense of urgency for creating stockholder value is required at the Board level to best position the Company and its owners for long-term success.

In the coming weeks, we will address in more detail the specific areas for improvement at Shutterfly and the opportunities that we believe could drive substantial stockholder value if acted upon. One topic of particular concern that we would like to highlight is the Company’s executive compensation plan.  We believe the vast majority of Shutterfly stockholders are gravely disappointed with various aspects of the plan due to its inability to strongly align stockholder and management interests, including:

•	lack of incentives encouraging long-term stock ownership by executives;

•	excessive awards based upon revenue and EBITDA growth as opposed to metrics that more directly increase stockholder value, such as free cash flow per share and earnings per share; and

•	lack of accountability for the results of acquisitions and investments.

The recent out-of-cycle grant of approximately $7 million of restricted stock units (RSUs) to Shutterfly’s CEO, Jeffrey T. Housenbold, on November 20, 2014 was particularly troubling.  Not only did the Company grant these RSUs at a time when Board members were well aware of stockholder concerns on executive compensation and after an evaluation process that did not result in the successful sale of the Company, but it did so just prior to the critical holiday selling season.  We have difficulty envisioning the set of circumstances that would cause directors to support and approve this excessive and unusually timed grant.

As you know, stockholder frustration with Shutterfly has been building over the past few years. These concerns have manifested themselves in a dramatic decrease in the stockholder approval rate of the Company’s ‘say on pay’ proposal. In fact, Shutterfly’s rate of approval has deteriorated from approximately 98% of the votes cast in favor of the “say on pay” proposal at its 2011 Annual Meeting of Stockholders to just under 50% of the votes cast at its 2014 Annual Meeting of Stockholders, as displayed in the chart below.

Year        % of shares voted FOR ‘Say on Pay’

2011            97.7%

2012            63.5%

2013            54.4%

2014            49.8%

Shutterfly’s corporate governance profile is not viewed favorably by independent sources. Institutional Shareholder Services Inc. (“ISS”), a leading proxy voting advisory firm, shares our serious concerns regarding the Company’s poor corporate governance practices, particularly in the area of executive compensation, assigning Shutterfly a Governance QuickScore of 9, the second worst rating possible reserved for companies that maintain problematic stockholder unfriendly corporate governance practices.  In fact, ISS has not only recommended against the Company’s ‘say on pay’ proposal for the past three years, but also assigned Shutterfly a Governance QuickScore of 10 in the “Compensation” category, indicating the highest level of concern.

Shutterfly stockholders have endured a multi-year investment period with expenses and capital expenditures outpacing revenues coupled with an elevated level of M&A activity of yet unknown value.  Management has continued to be very well compensated over this period.  These investments have been made based upon the premise that enterprise value would increase.  We believe it is time for Shutterfly stockholders to reap the rewards of their investments through properly structured management incentives.

It is our strong belief that the Board needs to be immediately reconstituted with directors that have the experience, qualifications and stockholder-oriented mindset to oversee and implement the changes necessary to unlock and drive substantial value at Shutterfly.  We believe our nominees have the relevant skills and experience necessary to improve the Company’s corporate governance practices and management incentive structures. We hope that you will take advantage of this opportunity to constructively engage with us in order to reconstitute the Board with the most qualified directors for the benefit of all stockholders and to address the concerns that we and others have expressed.

Marathon Partners’ Highly Qualified Nominees:

Mario D. Cibelli is the Managing Member of Marathon Partners Equity Management, LLC (f/k/a Cibelli Capital Management, L.L.C.), an investment management firm, which he founded in January 2001 and has managed since its inception. Mr. Cibelli has been in the investment business since 1990.  From June 1990 to October 1991, Mr. Cibelli worked for Gabelli Asset Management Company (“GAMCO”), a diversified global financial services company offering an extensive range of investment capabilities.  After GAMCO, he joined Prudential Securities, a financial services firm, from October 1991 to October 1993 in the Capital Markets group as an analyst.  From October 1993 until June 2013, Mr. Cibelli was employed by Robotti & Company in various positions, including as a research analyst, institutional salesperson and most recently, as a portfolio manager for certain managed accounts from January 2001 until June 2013.  Robotti & Company is a value-oriented firm that has specialized in smaller company investing since 1983.  Mr. Cibelli received his Bachelor of Science in Business Management degree from the School of Management at Binghamton University.

Marwan Fawaz serves as the Founder and Principal of Sarepta Advisors, LLC, a strategic advisory and consulting group supporting the TMT sector, which he founded in January 2012.  He has also served as a Principal of Fawaz Consulting Services, LLC, a consulting firm, since June 2011.  From June 2012 to May 2013, Mr. Fawaz served as an Executive Vice President at Motorola Mobility, Inc., a division of Google, Inc., where he also served as the Chief Executive Officer of the Motorola Home Division overseeing vision, strategy and operations.  From August 2006 through March 2011, Mr. Fawaz was the Chief Technology Officer at Charter Communications, Inc. (NASDAQ: CHTR)(“Charter”), a leading broadband communications company, where he also served as its Executive Vice President of Strategy/Operations from March 2010 to March 2011 and as Executive Vice President and Chief Technology Officer from August 2006 to February 2010. Mr. Fawaz served as an executive officer of Charter during the pendency of its Chapter 11 cases in 2009.  From March 2003 until July 2006, Mr. Fawaz served as Senior Vice President and Chief Technology Officer of Adelphia Communications Corporation, which filed a petition under Chapter 11 of the Bankruptcy Code in June 2002.  From April 2002 to March 2003, he served as Investment Specialist/Technology Analyst for Vulcan, Inc. and as Regional Vice President of Operations for the Northwest Region of Charter from July 2001 to March 2002.   Prior to that, Mr. Fawaz served as the Chief Technology Officer of Infinity Broadband, Inc. from 2000 to 2001.  He began his career at Times Mirror Cable Television, Inc. and also held engineering leadership roles at MediaOne, Inc. Mr. Fawaz currently serves as a member of the Board of Directors of Synacor, Inc. (NASDAQ: SYNC), a leading provider of start experiences (startpages and homescreens), TV Everywhere, Identity Management (IDM), and various cloud-based services across multiple devices for cable, satellite, telecom and consumer electronics companies, a position he has held since December 2011.  He has also served as Chairman of the Board of Directors of One World Labs, a Cyber security intelligence firm, since November 2012.  In addition, Mr. Fawaz has served as an advisory board member of Liberty Global International, a cable and broadband company, since September 2013, and Guavus, a big data analytics SaaS company, since March 2012.  Mr. Fawaz received a B.S. degree in Electrical Engineering and a M.S. degree in Electrical/Communication-Engineering from California State University—Long Beach.

Thomas D. Hughes currently serves as a Partner of Cedar Grove Investments, LLC, an early-stage venture firm based in Seattle with personal focus on e-commerce, which he co-founded in 1999.  From September 2013 to October 2014, Mr. Hughes served as the Vice President of Flickr, an image hosting and video hosting website owned by Yahoo! Inc., where he was responsible for all revenue and product management for Flickr business initiatives.  From 1991 to 1998, Mr. Hughes served as President of PhotoDisc, Inc. (n/k/a Getty Images, Inc.) (“PhotoDisc”), which he co-founded and helped build into a highly profitable company until it was acquired by Getty Images, Inc., at which point he was employed by Getty Images, Inc. until 1999.  While at PhotoDisc, Mr. Hughes built the first e-commerce site for selling photos with credit card transactions and delivery in real time, which became one of the first commercially viable ecommerce sites worldwide.  He also served on PhotoDisc’s Board of Directors.  Prior to PhotoDisc, he served as President of Northshore Publishing Systems, Inc., a value added retailer of PC’s, imagesetters, software and equipment for the publishing industry, from 1984 to 1991.  Mr. Hughes currently serves as a member of the Board of Directors of Treering.com, a creator of yearbooks for the Internet generation, a position he has held since September 2011.  He previously served as a member of the Boards of Directors or as an advisor to the Boards of Directors of Loudeye, Inc., a leading encoding company in the then-emerging video and music services industry that was later sold to Nokia, from 1999 to 2001, Avenue A, Inc./aQuantive, an online advertising, planning and metrics-based media firm that was later sold to Microsoft, from 1998 to 2001, Vacationspot.com, an ecommerce vacation site that was later sold to Expedia, from 1998 to 2001, Avolo.com, a central exchange for real-time airplane parts, from 2000 to 2003, and RPI Print Inc., a producer of on-demand private-label personalized photo books, greeting cards and stationery for retailers, from July 2011 to September 2013.  Mr. Hughes received a B.A. degree in History from the University of Washington.

Thank you,

/s/ Mario Cibelli

Mario Cibelli
Managing Member
Marathon Partners Equity Management, LLC